

CREX Agent, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: CREX Agent, Inc. Management

We have reviewed the accompanying financial statements of CREX Agent, Inc. (the Company) which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

April 29, 2026

CREX AGENT, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash	$	1,165	1,120
Total Current Assets		1,165	1,120
TOTAL ASSETS	$	1,165	1,120
EQUITY			
Common Stock	$	764	708
Additional Paid-In Capital		502,443	231,032
Accumulated Deficit		(502,041)	(230,620)
TOTAL EQUITY	$	1,165	1,120

See Accompanying Notes to these Unaudited Financial Statements

CREX AGENT, INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Operating Expenses			
General and Administrative	$	162,678	3,958
Payroll Expense		90,506	-
Legal and Professional		17,086	-
Marketing and advertising		1,150	-
Total Operating Expenses		**271,421**	**3,958**
Total Loss from Operations	$	**(271,421)**	**(3,958)**
Net Loss	$	**(271,421)**	**(3,958)**

See Accompanying Notes to these Unaudited Financial Statements

CREX AGENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/24	7,066,389	707	227,083	(226,096)	1,694
Prior period adjustment	-	-	-	(566)	(566)
Issuance of Common Stock	14,260	1	3,949	-	3,950
Net loss	-	-	-	(3,958)	(3,958)
Ending balance at 12/31/24	7,080,649	708	231,032	(230,620)	1,120
Issuance of Common Stock	559,945	56	271,410	-	271,466
Net loss	-	-	-	(271,421)	(271,421)
Ending balance at 12/31/25	7,640,594	764	502,443	(502,041)	1,165

See Accompanying Notes to these Unaudited Financial Statements

CREX AGENT, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net loss	$	(271,421)	(3,958)
Services paid through equity issuance		71,466	-
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Net Cash used in Operating Activities	$	(199,955)	(3,958)
FINANCING ACTIVITIES			
Issuance of common stock		200,000	4,434
Net Cash provided by Financing Activities	$	200,000	4,434
Cash at the beginning of period		1,120	643
Net Cash increase for period	$	45	476
Cash at end of period	$	1,165	1,120

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest		-	-
Income taxes		-	-

Supplemental Disclosures of NonCash Investing and Financing Activities

The Company issued 258,000 shares of common stock in exchange for services rendered, with a total value of $71,466 for the year ended December 31, 2025.

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CREX Agent, Inc. ("the Company") was formed in Delaware on November 13, 2018. The Company is a SaaS platform focused on real estate valuation and lead generation. It plans to generate revenue through subscription access for brokers and agents, as well as through licensing arrangements. The Company is headquartered in Minnesota, with customers located across the United States and targeted global expansion.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,165 and $1,120 in cash as of December 31, 2025 and December 31, 2024, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently in the pre-revenue stage and has not yet generated commercial revenue from operations. The Company plans to generate future revenue by providing subscription access to its SaaS platform for real estate brokers and agents, as well as through licensing arrangements. The Company's payments will be generally collected at the start of the subscription period or upon execution of the licensing agreement. The Company's primary performance obligation will be to deliver access to its platform and provide the related services as specified in the subscription or licensing agreements. No revenue was recognized during the years ended December 31, 2025 and 2024.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of coding development, professional fees, software services, and other miscellaneous expenses.

<u>Common Stock Issued for Services</u>

During the year ended December 31, 2025, the Company issued 258,000 shares of common stock in exchange for services rendered. The fair value of the shares was estimated at 0.277 per share, resulting in a total compensation

_____

cost of 71,466. This amount was recorded as general and administrative expense in the statement of operations, with a corresponding increase to additional paid-in capital within stockholders' equity.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2025 and December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2025	2024
Net Operating Loss Carryforwards	62,372	-
Gross Deferred Tax Asset	**62,372**	**-**
Less: Valuation Allowance	(62,372)	-
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2025 and 2024, the Company had federal and state net operating loss carryforwards of approximately $202,506 and $0. respectively. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. State NOLs expire in 20 years beginning in the tax year in which the net operating loss is generated. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2025 and 2024, the Company paid no income taxes to federal or state jurisdictions.

Component	2025	2024
Current tax expense	-	-
Deferred tax expense (benefit)	62,372	-
Valuation Allowance	(62,372)	-
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

	2025	2024
Federal	-	-
State	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	**-**	**-**

_____

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

| | 2025 | | 2024 | |
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(42,526)	21.00%	-	-
State taxes, net of federal benefit	(19,846)	9.80%		
Change in Valuation Allowance	62,372	-30.80%	-	-
Total Income Tax Expense (benefit)	-	-	-	-

Explanation of Significant Reconciling Items:
The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2025 and December 31, 2024. Income tax returns for years ending 2022 through 2026 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company had no outstanding liabilities and debts as of December 31, 2025 and 2024.

_____

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.000100 per share. There were 7,640,594 and 7,080,649 shares issued and outstanding as of December 31, 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.